Filed by Strive Enterprises, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Asset Entities Inc.

(Commission File No.: 001-41612)

The following is an extract of a transcript of an appearance on X Space Podcast by Matt Cole, Chief Executive Officer of Strive Enterprises, Inc. (“Strive”) and Jeff Walton, Vice President of Bitcoin Strategy of Strive, on July 23, 2025. A link to the podcast is here: https://x.com/ryQuant/status/1948171174116261891.

Matt Cole  00:00

Yeah, but you bring whoever really? Yeah, I think it'll just be Jeff and myself. I think he might be a couple minutes late, but, but we'll be joining shortly.

RyQuant  00:09

Is he busy these days? I didn't. I didn't know he had too much going on.

Matt Cole  00:14

Well, all he's got to do is do his podcast. Man,

RyQuant  00:17

I know. Well, hey, that's, that's one of the things that's wrong about the current state of narratives. I know it's like funny, like the journey of like podcaster to analyst or engineer or financial engineer some type of like Bitcoin Treasury employee, but it's like, no, Jeff's just a really sharp guy who wanted to talk about that stuff. Hence, he used podcasting as that medium to accomplish this, right? It's not like, totally, it's not like, he's like, just a podcaster. It's like, no, he's so energetic about talking about this stuff that he wanted to put himself out there on camera, that stuff. And, you know, put, put his name out there from like, a public accountability perspective.

Matt Cole  01:02

Yeah, totally. I mean, it's, you've seen a handful of people do this, and I think it's really cool, because there's no better way in my view, to create a track record than to put your thoughts out there every day or every week for, you know, years or year or years on end, because they either age really well or they age really poorly. And you can, and people can see how an individual thinks, their energy, their commitment to something and you can really see the people that are legitimate versus, you know, that are that are more you know, fakers may be too strong of a word, but just, you know, don't have the ability to tell a story well, because one of the interesting things, so, you know, my my background, when I used to work at at CalPERS, I mean, I can't even tell you how many you know people that are this is, this is kind of funny, because your name, your name on Twitter, is right, quant. But like I used to work with, I used to sit by all the quants there, and a lot of the quants, what separated the ones that were great versus not was not really their intelligence. It was their ability, ability, ability to communicate it actually. And because if you couldn't communicate it, then you kind of were stuck in the smart but no one understands what you're saying. Or the opposite is that you can communicate, but there's nothing underlying it. The you know, the All Stars are the people that can do both. And that's, you know, my view of Jeff.

RyQuant  02:26

Well said, I mean, the communication part is so key, right? Like, it's, it goes back to like, the significance of like, the human language, spoken language, like you have to be able to collaborate this stuff with other folks and kind of know your audience a little bit and in order to reach them properly. And, yeah, I think the ball the broader message of what you're saying here is abundantly true. And what we've seen with the kid analyst phenomena is really a practical application of one of Naval’s theories that like networking in the traditional sense, right? Like, going to these events, or just like, you know, going to conferences is great, but just going to these, like, cocktail networking events, it's like, sure that, like, might help. The best way is reverse networking, right? Like, just put great work out there for free, whether it's like a software tool or for me and Jeff, it was, you know, long form content on one single stock and like show that focus over a long period of time, and then your network just comes to you, you know. So again, this is all just about the kind of borderline condescending narrative of like, about like, podcasters now being like, you know, executives at companies, it's like, these guys aren't podcasters. They're way more than that. They just happen to use this as a medium to be able to, you know, express these ideas.

Matt Cole  03:50

I love that you brought up Naval. So I've been following both Naval and Balaji for, I mean, years and years and years. And when you were saying that, I was actually starting to think about something that Balaji talks about a lot, which is how traditional marketing is dead. He's been saying this for years, and the ability to just go direct to your audience is such a powerful thing, but also still contrarian. It's not contrarian in the Bitcoin community, but in the broader community, it's contrarian and so I think that you're, you're seeing, you know, both of those truisms of Naval and biology play out in building what I think is going to be the next generation of great companies.

RyQuant  04:31

Yeah, you know, Jeff texted me on the side, and he's like, you're going to love this conversation with Matt, because you guys both see the world in a similar way, and I'm already starting to see that. So, yeah, why don't we go ahead and get this thing kind of kicked off? I might do like a one-minute monologue here, but then it's really going to be about, you know, the conversation as it pertains to strive. But how we got here was a number of weeks ago. I believe it was on a Sunday. It might have been a. Saturday night. But I believe it was like Sunday afternoon. Jeff posted that he's going to be, you know, taking a VP, not, not in addition to the board seat that he has. He's going to be an operational employee at the executive at the executive level next day at the open, you know, bought a small flyer position, classic like Druckenmiller Soros invested, invest in that. Investigate again, small, small dollar amount, size. And at that point it was really just like a pure play bet on Jeff, you know what I mean, without looking into like any of the other things. So now, and that was, you know, a handful of weeks ago, Jeff and Matt can confirm the timing. Now we're really at the stage where it's like, Okay, we have to under for me, when I say we, I'm just talking about myself. We have to have a solid understanding of the business at this point in order to increase, stay the same, or perhaps even like, decrease if necessary. So that's kind of the like, where we're at, how we got here. And also a disclaimer for me to say that I do own a small position in this thing. So I think a fun way to start the conversation would be, and I can tell you, folks have heard this one before, especially Matt and Jeff, the classic Peter Thiel, contrarian question of, What is one thing that you feel strongly about that you're right and all and all, or almost all of the smart people around you disagree with you on. And I'm hoping that can be the framing for how we get into the business model, the differentiation, the edge, all of that stuff, but starting it in the fun Peter Thiel question way, yeah.

Matt Cole  06:47

And if you didn't know Peter Thiel and his entities led our seed round for Strive. So, you know, we're close to the family there. And you know, I've definitely read, read that book and other real quick funny story my wife interviewed with Peter Thiel back in the day, and read zero to one, and that he did not ask that question. But anyways, as far as my answer to that question with pertaining to strive, which I have some other interesting answers around, like stable coins and stuff right now, but just around strive, it's that it's extremely under appreciated for newer Bitcoin Treasury companies. The importance of both principled thinking. So first, principled thinking, so not just copying Saylor, at times copying him, but not just blindly copying him. And then second, how much real institutional asset management experience matters for Bitcoin Treasury companies. And I'll give you a couple examples of why that mattered for strive in us getting here. So, you know, for those that might look from afar and compare strive to other Bitcoin companies that have you know, substantially, you know, more well known Bitcoiners, whether it's, you know, Jack Maller's or Anthony Pompliano or Adam Back right, like people that are that, are, you know, OG influencers in the space strive, although it was co-founded by Vivek Ramaswamy, you know, the management team is, is less known than those individuals. But you know, what did that experience and that principled thinking drive us to do well. One, we decided to become a Bitcoin Treasury company in late January of this year, and at that time, it would have been very easy for us to sign on with the SPAC announce a SPAC deal in February of this year, but we consciously decided to not go down that route and look for a company to do a reverse merger with. And so we found one, we announced it in May. Why did we do that? We did that because the timeline, if we could find a company in a few months, would be similar to the timeline of closing its back, because its backs take a little bit longer. And then secondarily, if you have a company with the shelf, you can be shelf eligible on day one. Post close. And so what that gives the optionality for strive to do is two things. One, to, you know, use an ATM. But two, we have the ability to do, or we likely have the ability to do. I obviously can't promise things. IPOs perpetual preferred offerings. And if you look at the other you know, the newer players in the space, that will not be the case for most of them, at least until 12 months after the close of the transaction. And so that was, you know, our asset management, our you know, our CFOs investment banking experience that led us to go down that route on that decision. So a second, you know, independent thinking was that when we raised our financing in May of this year, we turned down many convertible note offerings. And if you rewind back to May, it's very, right now it's very, you know, considering. Census that convertible notes are out. Strategy talked about retiring their convertible notes, but pretty much every other competitor in the space accepted convertible notes and notes that have terms that I mean. Why do we turn them down? We turn them down because I'm fixed income. Is my background. I ran a $70 billion bond portfolio, and I looked at the terms of those convertible notes, and they're worse terms than strategies, and so we just turned them down, and we did equity only. And so now you think about you combine those two things, what does strive have today, we've raised a lot of capital, seven $50 million pipe, and will likely be shelf eligible, meaning that I think we're one of the few players that has a legitimate shot in the newer players to actually do the perpetual preferred offerings and for a newer player actually be able to get, you know, a decent amount of leverage from those offerings, potentially, you know even more than what strategy is able to do just because of the size of the size of their denominator and their Bitcoin holdings. And so you just, just a couple, you know, exam, early examples of how the asset management experience and the ability, the willingness to be contrarian can drive an advantage to us. And, you know, that's just one last point on that's this core to who we are. So when we were founded as an asset management company. Our first focus was on pushing back against the ESG movement. So if you would have asked me this Peter kill question two years ago, I would have given you the we are going to fight back against the ESG movement, restore capitalism, unapologetic capitalism in America, and win. I would have never thought we would win in two years. But you know, we sit on the contrarian side and made a difference, and I think we'll do the same here.

RyQuant  11:46

Yeah, that was going to be one of my jokes for a future round of questions I was going to be like. So diversity, equity, inclusion really seems like a top priority,

Matt Cole  11:58

meritocracy, all

RyQuant  11:59

the way right after you, after you go through, like the slide deck, the one that I shared a couple images of, and you understand, like the deck backdrop here. It all makes a ton of sense. And me, from a personal value perspective, I do think we need to lead with merit. One of my old commanders in the army, he said, you're going to be judged around here on your merit. And he always came back to that idea, and that's something that really stuck with me, especially from the competitive dynamics of China, other potential like world powers, they are very much locked in on merit. And I don't want to derail the conversation there, but one last somewhat unrelated point here is, I'd love to, you know, almost have dinner or lunch with you one day and talk about the complexities of the reverse merger and getting those deals to close, because I was just very recently involved with one of them, and that's that, that that's a tough act to pull that

Matt Cole  12:58

off. It is, yeah, so let's definitely do that.

RyQuant  13:03

It definitely is tough, yeah, of course, I would love to share notes, and, you know, refine our shared worldview, like Jeff talked about. And with that, let me bring Jeff into this, if you don't mind touching on the Peter Thiel question, like, as it pertains to strive and the innovation that you want to be a part of there?

Jeff Walton  13:26

Yeah, absolutely. Thanks for hosting us. Thanks for the time, and we're going to have a true north call here in like an hour and a half. So it should be a good time. Lot of things, a lot of exciting things to talk about. And I think that's really where my specific answer to this question comes into play here is, you know, I was thinking about this quite a bit Ryan, and I think Saylor said this even it may have been in, you know, the mobile wave, but you want to invest in companies that have products that everybody needs, no one can Stop, and few understand. And I think what we're seeing right now with the evolution of this Bitcoin Treasury space is that the securitization of Bitcoin with Bitcoin backed credit, these are financial products that the entire world needs. No one can stop them. Right strategy is developing a strategy that nobody can stop with the best collateral in the world, and very few people understand it right now. And that's what I think a lot of people are wrong about, and probably just don't even care, or don't even understand, is the evolution of this structured finance and Bitcoin backed credit. And I truly think this is going to take over the world. I mean, there are so many different pools of capital they're thinking about my background of reinsurance and structured finance and collateralized finance, the instruments that strategy has created in the last six months are going to fundamentally change the landscape of how collateralized finance works and. Structured finance works, and there's significant opportunity for other Bitcoin Treasury companies to offer very similar products that are going to be measured against strategies. Yield Curve. Right strategy is probably going to be seen as the strongest issuer in the space, and effectively, like the Fed of the Bitcoin backed credit world, and there's significant opportunity for these instruments across the board, with different risk return metrics that could be used in different ways, in different collateralized finance ways. And that's what I'm excited to do here at strive is you know, continue to build out the concepts and identify the opportunity and pools of capital that need these products. Because I truly think it's the entire world.

RyQuant  15:48

Very much agree. I mean, you know, I feel that way about micro strategy as it pertains to the, you know, building out the Bitcoin back securitized yield curve here. So with that, I think this is really the best point to kind of shift towards the business model. So if Matt or Jeff, if you do, you guys want to give like the call it like the extended elevator pitch, and I'm going to be looking through a few slides, I'll either ask a question based off the slides, or something interesting or compelling that comes up here?

Matt Cole  16:21

Yeah, sure. So the core operating business of strive is an asset manager. So right now we have 13 ETFs, and the growth of the ETFs is record breaking for a new ETF issuer. So we are one of the fastest growing ETF issuers of the last 20 years. ETFs haven't been around for much longer than 20 years, and are growing basically at the pace of JP Morgan when they entered the ETF industry, Kathy woods, arc and pacer combined. And the reason for that growth was the contrarian position of finding something that no one understood, that they weren't talking about, which was actually corporate governance, and saying, we are going to actually take an activist approach to corporate governance within passively managed ETFs, so 500 funds, value funds, growth funds, and push companies to become better versions of themselves. So the first part of that was pushing back against the ESG movement, DEI, when it exists, that has largely collapsed. It still exists. So we still push when needed there, but our number one focus now is actually pushing corporations to adopt Bitcoin in their corporate treasury, so not to become necessarily micro strategy, but to actually not just sit on a bunch of cash, but have Bitcoin as a part of your corporate treasury. So we actually hired, recently, a gentleman named Ethan Peck and for those that don't know, earlier this year, he had a proposal at Microsoft where he had three minutes to speak to Microsoft. Great guy basically had his chance for, you know, 15 minutes of fame. And what did he do? He gave his three minutes to Michael Saylor because he actually wanted to drive the maximum impact possible. And so they, you know, pushed Microsoft, Microsoft, and basically said, hey, you know, give, you know, an hour meeting behind the scenes between sailor and Satya, and we'll pull the proposal. They said, No. So sailor took the three minutes and gave a pitch. We recently gave a pitch to meta and at the Bitcoin Conference. For a similar reason I gave, I gave that pitch to Zuckerberg. And you know, these these proposals, they fell overwhelmingly, like they'll get, like 1% will vote in favor. And that might feel defeating to some, but the reality is pretty simple, actually, that these companies, they don't need a shareholder proposal to force them to buy Bitcoin. They don't need a shareholder proposal to force them to drop Dei. When we were fighting that battle, the DEI battle, the ESG battle, the similar proposals would get would be voted against 99% and then within a couple of years, the whole thing collapsed. And so the reality is that why this is valuable for an asset manager is that because we're a shareholder and a long term shareholder, we get access to have meetings with executives of these firms and can actually make the pitch and actually help them pull in people as needed, where someone that's an outsider, unless you're Michael, Michael Saylor is going to have a more difficult time to actually reach the people and make the most intelligent pitch possible. So strive will be a driving force in corporate Bitcoin adoption for years to come through our ETFs. And the reason we are is because we think that's in the best interest of the shareholders of our ETFs to maximize long run value for them. So we have a couple. Actively managed fixed income funds. One of them does own MicroStrategy converts, and so I'm the portfolio manager of those funds. And just for regulatory reasons, I'm not going to say tickers, just because then it opens a whole annoying box that we have to do. But anyways, one of them owns the convertible notes. It actually does not own the preferred equity right now. And part of the reason why is that the mandates of these funds are basically capped at like four and a half percent that they could even be put into Bitcoin backed instruments. And if you think about sailors comments that, as for his company, he's leaning into selling the perpetual preferred, which I think are great instruments, and he's looking to retire the convertible notes. Well, that's, that's the seller. That's the seller communicating their plans as a buyer of fixed income instruments that actually is eligible, right? These convertible notes are, are 145 144 a offering. So average person can't buy them. I think they have a really good risk return profile, I still do to this day. And so you know, part of the reason why we turn down as a company issuing them, but in our Fixed Income Fund, we're buyers of them. So anyways, those are, those are just a few of the funds that we have going on. We have over 7600 financial advisors around the country that have, that have bought our ETFs, that are that we have relationships with. We have, we have a distribution team, a small distribution team that goes out. And you know that that also gives advantages if you think about a publicly traded company that you know could potentially be in the market to discuss selling, you know, fixed income instruments. In the future, we have a distribution network already built out of people that we have relationships with that would be buyers of potentially securities like these, where you know other issuers don't. So we're able to do things like leverage ourselves, to leverage our corporate governance team that votes shares and engages with, you know, 1000s of publicly traded companies, to help us build a best in class corporate governance system for our company as a newly or soon to be newly publicly traded company, which is an important point, because I think you Know, we are, we are not closed on our transaction yet. So just to hit on that for a second, like, I am still the CEO of a private company strive. It's reverse merging into a public company asst and when and if that transaction closes, then I'll be the CEO and chairman of a publicly traded company. But, but, you know, not, not yet, which is part of the reason, I think, why we even are having this conversation and just trying to do our best to communicate our strategy. And I guess the last point on that is that I do think that we are leaders in this industry in before the transactions have closed, of communicating a clear strategy, we have a couple decks on our website that lay out our operating business, our planned Alpha strategies once we're a Bitcoin Treasury company. And I think that that that level of public strategy, strategy is pretty rare, actually, in the space, so I'll stop there, but happy to answer any questions.

RyQuant  23:22

Yeah, yeah. Really appreciate that overview. So in looking at like the arms of the business, I guess would be the best way to describe this, we've got the there's the wealth management business, which I'm personally unsure as to how that carries over to the public markets. That's number one. There's number two, the ETFs, which it seemed like you just spoke about a good bit. Number three, Matt, you're, I this might have been Vegas. It was in that time period where you had talked about the like, the tax innovation and in ways of doing what I believe was M and A in order to, like, buy Bitcoin at a discount. So with those, am I right? And understanding those are the three kind of operational arms of the business?

Matt Cole  24:15

Not fully so let me, let me, let me explain, and then we can kick it back over to you, but we publicly announced that the wealth management business will not be part of the public company, so we launched it in November of last year, and it's going to be spun off. And actually a funny story about that is that this is the wealth management business, and this decision is actually how we how we decided to become a Bitcoin Treasury company, and it was the first conversation that I had with Michael Saylor. And so when we launched our wealth management business late 2024 you know, Vivek and Michael Saylor are close. And, you know, set up a call for us to talk about our wealth management business. And the reason was not because we were considering becoming a Bitcoin Treasury company at the time. It was actually because we were the first national wealth manager at the time that was recommending a core allocation of Bitcoin to almost all of our clients. And so, you know, I was, you know, it's a long time Bitcoiner And a Michael Saylor, you know, admirer. I was very excited to meet with Michael Saylor, and I tell him about this, and his response to me was, was classic sailor. It was, I hate wealth management businesses. And we, it got us into a longer conversation about the people intensity, the cash on cash returns, and how you'd be banging your head against the wall, having to massively hire a bunch of people, and you're going to massively drag the returns of Bitcoin and deeper parts of the conversation about AI disruption in a people heavy business like that into the future. And that ultimately was a major factor in our decision to become a Bitcoin Treasury company. And so, as we were looking to become a Bitcoin Treasury company, the reason we decided to put the asset we're putting, all of striving into the business, but like, strive is just going to be the asset manager only, which, which we've already, you know, publicly disclosed, but, but the reason for that was that ETFs, unlike wealth management, they scale very efficiently. And, you know, this is, you know, part of my background coming from the asset management industry, when, when I used to work at CalPERS and managed, you know, $70 billion of bond portfolios. You know, one of the, one of the secrets in this industry is that whether you manage $70 billion or $100 million the work is effectively the same, like you're just adding zeros on the trades, and you're and you're constrained, and you know, you have different opportunity sets. And there's a lot of analogies to Bitcoin Treasury companies, but just you know, to give you know, to tease one when, when I managed $70 billion there were a ton of, you know, smaller size trades in the fixed income space that I could not do because they wouldn't be meaningful when managing the $70 billion portfolio. But if I was managing, you know, a $1 billion portfolio or a $5 billion Portfolio, they could be significant drivers of alpha and ultimately of total return. And so this gets into part of my thesis to why I think that there can be legitimate players and competitors from a total return basis amongst the smaller, newer Bitcoin Treasury companies and the larger than like strategy just because of different opportunity sets, because of the different size of their companies. So, but that's not a prediction that everyone will be but just that that there's the opportunity there because of the size difference. And so it's wealth, not part of it covered the ETFs. And then, you know, the last part is really on Alpha strategies. And so, you know, alpha strategies are going to be dynamic. They're going to change. They're going to, you know, last, you know, some to somewhere between, you know, a couple months to probably a couple of years on average. And so the potential M and A strategy was really just leveraging the background of our co founder of avec and looking at the fact that, you know, about 25% of biotech companies were trading below net cash, and that there's an opportunity for us because of our network. And this opportunity to consider, you know, buying some of these companies at a discount and basically acquiring $100 million for $90 million which would obviously be accretive. We we've publicly talked about how we actually turned down an opportunity to do this with the company already, and the reason was, is it would delay, have delayed our close because, you know, we're reverse merging with a publicly traded company, and then if you add another publicly traded biotech company, and you're doing like a three way merger at the same time that's extremely complex and would push timelines out fairly substantially, and ultimately, in our view, end up costing us more than the net cash that we would have saved. So we turned down an opportunity already. We will evaluate additional opportunities. Post close, but I will say that, you know, things are very dynamic in this space, and like when we first raised our pipe and we turned down our convertible note at the time, I wouldn't have predicted the fast rise in success of the perpetual preferreds and the strategic position that strive is in. As you know, the only newer entrant to not have perpetual or did not have convertible notes, have a large amount of equity and be in a position to actually, you know, do those, do those, and do them in a, you know, I think a pretty, you know, large way. So it was, I just say that because, you know, opportunities change. And, you know. I'm we're always going to be looking at what's the best way we can use our team to drive value to our shareholders and, you know, it's going to be very dynamic, but, but going back to the alpha strategies, you know, the M and A was one Alpha strategy that we that we laid out, we also have a partnership with 117 which is the largest buyer of distressed Bitcoin claims. And so we have, you know, first rights on deal flow for Bitcoin claims, which you know could be pretty substantial for us. And for those, it's basically the mount Gox claims that have about a two year duration, definitive legal agreement traded about a 20% discount to net cash. And we've laid out other ideas in an option space that could, you know, potentially increase risk adjusted returns over time. But all these things are going to be price dependent, opportunity dependent, and they're just kind of coming from a background where, you know, I was running, you know, alpha fixed income portfolios for 16 years. What you see is that, typically in alpha space, you know, how I make alpha, you know, one year to the next can change, and it can change rapidly and very dynamically. So you always have to be, you know, on your on your toes to actually figure out the best way to outperform. But my background, when I was actually in the position of managing portfolios for 11 to those 16 years, I outperformed every single year. So I think we're going to be in a good position to strategically evaluate opportunities more like a traditional hedge fund for a portion of our book, but ultimately making sure that, you know, as we look at the perpetual, you know, preferred instruments, that we have a lot of unencumbered Bitcoin that can allow us to have, you know, good BTC ratings and take advantage of what I think is a great opportunity.

RyQuant  31:59

Really, really appreciate that context on what I see is like me just trying to define the arms of the business and get familiar with the levers to pull to, you know, create shareholder value. So with that, that kind of leads me perfectly into my next question, Matt, do you have thoughts or a philosophy on the balance between something like M and A activity, the alpha strategies, or any type of like cash flow, you know, activities, or simply buying Bitcoin and just adding it to the Treasury, right? I think there are some compelling arguments that can be made on both sides. And of course, it's very much, you know, market condition dependent. And there's, there's a lot of, like, real time variables that we'd have to adjust for. But at the philosophical level, do you think you have something of a an understanding of your own balance between M and A alpha strategies pursuing cash flow or just simply, um, buying Bitcoin?

Matt Cole  33:00

Yeah, I expect this to be very dynamic over time. Right now, I think there is a very unique opportunity in lane for strive to play in an aggressive Bitcoin accumulation strategy. Just given the fact that we don't have any any debt at the moment, and we're doing a reverse merger transaction. I think we're, you know, that's really strategically interesting to me at this at this moment, you know, M and A is an interesting thing that, you know, we can roll up our sleeves and, you know, crank out that's, that's alpha, I mean, that is an alpha strategy in my book. It's just an alpha strategy through, you know, M and A that would, I would say, would be a secondary priority at the moment. And then, you know, business growth we have, we have a core team on the business side. And, you know, our ETF operations will, you know, plus or minus a few million basically be around, you know, break even. And one of the things I like about the asset management business is that it's recurring revenue, and it's recurring revenue that doesn't have as much risk of AI disruption as many SaaS businesses. So I think it's in a world that I think no business segment is going to be immune from Ai disruption, including financial services. I do think that the ETF businesses is uniquely positioned to be no winner. So, you know, we'll, we'll definitely look to, you know, innovate, potentially consider a few funds and in the Bitcoin direction. We have all sorts of conversations going there. But, you know, we have a core principle of any fund that we launched would be, you know, a fund that, you know, the people that are actually working on the fund that they would want to buy now, maybe they, they wouldn't buy it because they have different risk preferences, but like that, it's a, it's a good fund, and not just a fund that's put out there for marketing, you know, reasons. And I'll give you, you know, just an example of this. Of kind of how we operate. So in December of last year, we filed a prospectus to launch a convertible bond ETF. And you know it was, it was one of those scenarios where there was a clear race to be the first to file with the SEC. So we were the first to file, and then a competitor filed like the day after us, and we went through the operations of getting this live, and it became clear to us that, because of 1940 act rules, that there was really two options to launch it. One was an option that would have double taxation in scenarios where the convertible notes did really good. The other was would have, would have swap costs that would actually cause the convertible notes to basically cost an additional 5% so basically, whatever the, you know, the people that could buy the 144, a convertible notes, would get whatever 10% return in the ETF for effort you would, you would get 5% you had, you had, like, a massive drag in the cost of the swaps. And I just said I wouldn't buy either one of these. And so at the time, it wasn't obvious that, you know, when you know, the one fund launched, that it wouldn't have a lot of success. We just started not to launch it because we thought it was gonna be a crappy product. And so we didn't launch it. But we are, we do have, you know, some ideas in the hopper of f innovative funds that we actually think would be good products for people to own. So as those come up, you know, they're likely to be, you know, slightly higher fees than our current ones. And you know, we'll, we'll launch those. But the core you know idea here is that for us, you know, Bitcoin is the hurdle rate, and so we're making sure that everything, how we spend our time, puts us in the maximum, you know, best position to outperform Bitcoin over time for our shareholders?

RyQuant  36:46

Yeah, so I see the recurring revenue and the ability to expand and create new ETFs and really let that aspect of the business flourish. My next question here is on and to the extent that you can't answer this, I totally get that. But on like fundamentals of the business, the first easy and softest ball of the bunch would be, How many employees do you have now? What are your expectations for potential future growth in headcount, as well as to the extent that you're able to share numbers, revenue, growth rates, net income, profitable, unprofitable. And again, I totally get it, if you can't dabble on that too much, yeah,

Matt Cole  37:34

I'll do I'll do the best I can. So we currently have about 30 employees, and my view is that, you know, for any future employee need, it needs to be explained very clearly why AI could not do the job. So I, you know, plus or, you know, plus or minus, probably, but I don't think we really go below 30. But you know, plus 10 employees Max. I don't see our company really growing that much in headcount size over time. We're probably perpetually a company that has, at least, the way, as far as I can see right now, under 100 employees. You know, I think that's a pretty conservative assumption. I just think AI is, is eating the world. I do think that we are in a very strong position relative to many other like, you know, incumbent businesses that I think AI is going to cause the need to let a lot of people go. And we, you know, tend to basically have one person, you know, per critical job function. So I think we're in a good position on employee headcount, our revenues is pretty easily calculatable. All of our ETFs have, you know, have fees, and you can see the Aum, but it basically calculates to around a $5 million annual revenue. And then the ETF segment of the business is, you know, roughly a break even business plus or minus a few million dollars. And, you know, the way, the way I look at that on the ETF side is, you know, if we were to really lean in that direction, and in why so strive has raised, you know, a Series A, A Series B, or Series B was led by Kenner Fitzgerald. And so it's really easy to look at the operating business like, Okay, well, you know, $5 million that's nothing, but you see the growth rate of the ETFs and what people in the industry understand, that maybe people from the outside wouldn't, is the importance of a track record in ETF space. And so right now, our customers are basically everyday Americans, and then independent financial advisors and the institutions are ineligible to even buy a. Do our do business with us, because almost all of them have in their investment policy statements restrictions on doing business with an asset manager that doesn't have somewhere between a three to five year track record. It depends on the institution, but we don't have a three year track record yet. So like we're literally, we've been talking to institutions for the last couple of years. We have good relations the bunch club. And, you know, it's just kind of like one of those, like, you know, season and grow and see how you're doing and, you know, and so when you see the growth rate, that's something that you know, people you know, get really excited about, about the success of our business. It's really hard to find, you know, newer ETF issuers that have, you know, gone from zero to, you know, to 2 billion in such a short period of time. But, you know, this kind of gets into the conversation of Bitcoin being the hurdle rate, right? And so let's say we, you know, focused all of our efforts there for the next, you know, 12 months. What would, what would a home run look like there? A home run there would look like, probably growing our business to maybe make $10 million of profit. What would a home run look like, though, on on the Bitcoin accumulation side, I'd say a home run would look like, you know, several 100 million to billions of dollars of Bitcoin accumulation that grows at 30% annual growth rate or greater, in my view, the scale of difference in opportunity just so clearly points to the accumulation side right now versus having our number one focus as our firm On the growth of the business, but we are still going to lean into growing the business over time, growing the franchises over time. And, you know, having the optionality based on different market conditions, which I think you mentioned earlier, Ryan to you know, be able to find different ways to add shareholder value in different, you know, market conditions leveraging, you know, a very talented team that their skill set overlaps between the core business, in the Bitcoin Treasury business, and the ability to, you know, do things like, you know, M A transactions like, which, obviously we are demonstrating right now that that we have the capability to, you know, both, you know, sell a story to someone, create a relationship with someone, to get them, you know, to want to do bit, to combine with us and actually execute on that. I don't think that there's a lot of companies out there that that have, you know, a small team that could, you know, drive value in multiple dimensions like that,

RyQuant  42:39

right? And I of course, appreciate this from like, the MSTR side of things, or other Bitcoin Treasury companies in the sense that they can run such a lean operation, not only in terms of head count, but just net capital expenses that that they have to spend as they conduct business. Um, I want to bring Jeff in here a little bit about, you know, kind of, what are you most excited about, given your, you know, depth of experience in what is essentially financial engineering and insurance and reinsurance, and as it pertains to the the broad range of creativity that operating Companies can have as a Bitcoin Treasury companies,

Jeff Walton  43:21

yeah, absolutely. First of all, Matt, I mean, incredible explanation. It's been a ton of fun over the last couple of weeks. Working here, just seeing the depth of knowledge and financial experience at the at this company, has been a really pleasant surprise. So beyond my expectations, which is really cool, and I'm excited to just continue hitting the ground running here. But I mean to that question, Ryan, really my excitement goes exactly to what Matt has been saying here. Is that this op, this opportunity, I see the world in probabilistic distributions. So, you know, thinking about the world and duration with duration assets, duration liabilities, and thinking through the landscape of, you know, developing this new yield curve, what the yield curve may look like, what other opportunities are there in the space, and thinking through the possibilities of any sort of, you know, Bitcoin back to credit future. So, yeah, it's there's a lot on the horizon. There's a lot of people working really hard, and everybody is incredibly focused at the company. And that's what I'm really excited about. Everybody's on board, which is also really cool, right?

I mean, you've got this team that's been working as an asset manager for what I think Matt mentioned, started in 2022 so is that right?

Matt Cole  44:54

Yep, 2022 we launched our first ETF in August and really started operating. Operations and preparing for that in early 2022.

Jeff Walton  45:03

So I've probably spoken now with 75% of the company, and everybody is fired up about this shift in transition to be a Bitcoin Treasury company, and the reverse merger and the possibilities in that space. So it's just incredibly exciting to see. And you know, some people have mentioned that in the past, they've been shit coiners, and now fully Bitcoin focused and ready to hit the ground running and excited about the opportunity to communicate with these other financial managers across different disciplines across the world. I think there's a lot of cross contamination within the distribution channels that have already been developed that will be incredibly valuable in the future,

RyQuant  45:47

right on. So first thing here, I see we got about 1415, minutes left, and we got a lot of smart people in this room. So if other folks want to come up and ask Matt and Jeff a question, I'm happy to bring you up as we're going through that. Just a couple comments here. It's great that everyone's on board, right? Like just having the buy in from the team, from the analysts, from the executives, from the deck, right? I think that does actually mean something. Where are we at here? Number two, one of the big themes that it seems like Jeff is touching on is, like the optionality, right? Like all of the interesting levers that can be pulled in order to create, you know, shareholder value in the Bitcoin Treasury space and how dynamic it is, right? That goes back to, like, what, what Matt was saying earlier, and then something Jeff said at the at the beginning of the space that I forgot to touch on was when he was talking about sailors, kind of like big three investing principles, like, you want something that, like everybody needs, nobody understands, and nobody can stop that, that last part there, that nobody can stop, I think, is quite significant, right? I mean, I always end up coming back to comparing to the mag seven, but you think about like Nvidia and Tesla, their business and the enterprise value of their company is very much dependent on like China regulation, right? Like, for Nvidia, it's like, Can Nvidia sell chips into China? And then for Tesla, it's like, are they going to continue to get favorable legislation in the face of all of the other Chinese EV companies? So I think that whole, like, nobody can stop it aspect, and the fact that, like, the preferred securities are out there, or the methods of Bitcoin Treasury companies being able to raise money. Those options are out there in a backdrop where we have, you know, undeniably, the most favorable crypto and Bitcoin administration that we've ever had. So I just want to touch on that, like last part of what sailor says, that whole like nobody can stop it, I think is, is really significant, and we got Tim, excellent timing. I had just finished that piece. Tim, what's going on?

Tim Kotzman  48:09

Hey, Ryan, how's it going? I just want to ask Matt if he could. I got a little confused on the operating side, so you're divesting or leaving behind the financial services, which would be the 7400

Matt Cole  48:25

advisors. No, no, sorry, sorry, Tim, let me, let me, let me correct you, or Correct, correct, correct that just for a second. So strive had two operating businesses. We have our ETF business, which, you know, we launched our first ETF in August of 2022 and then we launched a wealth management business where we had two advisors working for strive in November of last year. The 7600 advisors are advisors that don't work for strive around the country, but they're the customers, the buyers of our ETFs, right, where, where, where. We have an ETF, you know, small ETF sales team that goes out there and, you know, talks about, you know, our ETFs, and sells them, and has no relationships with, with these advisors all around, all around the country, so that that is going into the public co the ETF business, the, you know, small sales team, and you know, where we have 7600 advisors at a broader ETFs, the two, you know, financial advisors that worked for strive will not be part of the public company. And just because we don't want to put in the, you know, what would be required to grow that into, you know, 500,000 person business. We think that that would materially lag. Bitcoin is the hurdle rate, but, you know, produce, you know, attractive cash returns for, you know, those types of investors.

Tim Kotzman  49:55

Okay, so the Bitcoin Treasury company will start with the. ETFs, and then any other operating company that you may or may not purchase,

Matt Cole  50:05

yep, yep. And that's been part of, you know, the announcement, the public announcement since, since day one. I get that these things can be confusing, and people have a million things going on, but yes, that is, that is exactly right, and that is not news. That is, that is, you know, or been, already been a part of the public violence.

50:27

Great. Thanks. Thank you, sir.

50:31

Right on Monroe, dog, what's going on? What do you think him?

Speaker 3  50:35

Hey, Matt. I was thank you for your talk. I was just wondering, do you have a view yet on where you want to position the M nav compared to the other Treasury companies.

Matt Cole  50:48

So as far as where we want to position it. I mean, obviously, you know, the higher M nav we have the you know, the more creative different, different types of, you know, strategies can be. But ultimately, that's for the market to decide. I mean, I think, you know, I think you'll have to look at what we produce in results. If we were to, you know, be the only issuer in Bitcoin Treasury space that had, you know, publicly traded, perpetual preferred offerings, common stock, you know, north of a billion dollars of Bitcoin. If those were things that we, you know, were able to, you know, metrics that we were able to exceed, to, you know, achieve, and we're growing at a fast pace, I think the question would be more of, you know, how would, how would someone from the outside, you know, value that? I think it would be pretty valuable, but that's ultimately for the markets to decide, and as as the markets to decide, you know, we'll, you know, look to, you know, maximize value for our common shareholders accordingly. But I think it's, it's hard for me to predict what the M NAV of of us, or any other player in the space will be, but I'm, but I'm confident, regardless of what it is that we'll be able to execute our strategy.

Speaker 3  52:04

So like with sailor, he uses the different levers to either push it up or push it down. He's got a target of one and a half to two. I think, is there a target you're working towards?

Matt Cole  52:21

I think, I think at this point, you know, I think when for a, for a growth company in the Bitcoin Treasury space, I think it's going to be a, it's going to be more dynamic. But I think as you, as you grow over time, you know, it'll stabilize, or something like that. But it wouldn't surprise me to see us have a higher M nav than that if we're actually able, you know, as we, you know, tell our story, get some of this stuff going, and then over time, you know, we'll see, we'll see where that shakes out. But I am a believer that, you know, Bitcoin Treasury companies, over the long run, have a justifiable M nav in that, you know, call it, you know, one and a half to two range, but as we've seen with newer entrants, you can get pretty good returns at higher M navs if the management company accelerates on a vision.

53:14

Cool. Thank you very much for your answer. Thank you.

RyQuant  53:18

Yeah, and I think that's not just a solid answer, but I think that idea has to enter the lexicon more in the sense that, like, ultimately, the market is determining the price right. And I was just on a space for a couple hours with Josh Mandel, who makes a ton of phenomenal points from like, the market mechanics and the options market and things of that nature. But I think there's a perception out there that people think that, like the companies, or Saylor himself, like the leader of these companies, can really like control the M nav. I mean, it's ultimately a function of the buyers and sellers and that whole mantra, and is there a little bit of the ability for the executives to influence the price, sure, but what I'm saying is, I just think it's much smaller than than many seem to be perceiving. But, um, I think perhaps, perhaps this might, this may end up being our last question, especially if no one else comes up. But Matt touched on this a little bit earlier in terms of the like influence of trying to encourage other companies to perhaps at least be open minded to adopting a Bitcoin Treasury strategy. And this is going to be one of those hot topics of discussion, I think for some time, it already has been, and I think it's going to continue. But Matt, do you see it like put yourself in the shoes of a CEO of one of the mag seven companies? Would you internally perceive adopting a Bitcoin Treasury strategy as like an admission of something's not working in. Business, right? And I know there's some, there's so many other details that go into this. There's political implications, there's shareholder upheaval potential, right? There's a bunch of other things that we can list. But do you think it's like damaging or like a negative from a PR perspective, if some of these, you know, very successful companies were to simultaneously pursue a Bitcoin Treasury strategy?

Matt Cole  55:24

No, as long as there was a keyword that you said there, that I think is really important and it's simultaneously. So I do think that it would be a negative for a mag seven company to say we are going to not focus on our core business, and we are going to pull focus away from that, and we are going to basically, you know, replicate what strategies. Then I think that that would probably be damaging for mag seven stocks. But if, if I were them, what I would say is, you know, how have we used the large profits of our business for the last several years, we've done massive stock buybacks, we've distributed dividends. Do stock buybacks and dividends. Are we better off doing those types of things with our cash? Are we better off deploying that cash into Bitcoin while we simultaneously execute our core business? Well, that's substantially better, in my view, because now they're saying we're still focusing on our core business and we're better capitalizing our company with a massive amount of a hard asset that is appreciating massively in value. That's even further de risks our company to remain in the mag seven for decades to come, I think that's the right answer for them. For the other 493 obviously not that much, but the vast majority of s and p5 100 companies, I think the answer is a lot different. I think they're going to be laggards to adopt Bitcoin treasuries for most of them. But you know what I think will happen, and I've talked about this quite a lot, is that in the rise of the Internet, there was a 50% turnover in the s and p5 100 over the course of under 30 years, 50% turnover. And my prediction is that AI will cause a similar amount of turnover in a substantially less period of time, because every technological innovation cycle tends to move a little bit quicker. So in the next 10 to 15 years, if I'm right, and there's a 50% turnover in the s p5 100, then you know, our our shareholders, that in the s p5 100 will be fine, because new entrants will come in, probably, you know, a lot of Bitcoin Treasury companies, AI companies, will come in, and the S p5 100 will go up, but we would actually be better for our shareholders if we didn't have to also take the decline of many companies, and they just adopted a Bitcoin Treasury strategy intelligently, and they were able to stay in the s, p5, 100. And so I think, for for those companies, and where I think you start to see more mass Bitcoin adoption is as Bitcoin continues to appreciate, and you start to see real AI disruption of many companies around the world, I think that's when you start to see more and more companies immediately press the Bitcoin button. And, you know, for the, you know, the mag seven, I think it's a little bit tougher of the story.

RyQuant  58:22

Yeah, myself and Jeff have been thinking about this stuff for some time. You know what I mean, doing like the what if scenario analysis for if these companies would have taken like, X percent of those funds for buybacks and dividends, and what the potential value creation would have been if they would have bought Bitcoin instead. I know we had, like, a few folks come up just now, Dana, Chris came in. I do want to be respectful, especially if the strives guys time. They got quite a lot going on now. So why don't we go ahead and just try and try and wrap here stay the time, and who knows, I might be doing a space after after true north. You know, let's just make this a marathon kind of day. We can get back to talking about more mstr. But thank you to the strive team, because I do think that there is, like, more work that can be done in the in the Bitcoin Treasury space. I think there's creative ways and very high margin ways too. Of, you know, getting cash flow in order to provide more optionality, more levers to be pulled for, you know, putting more Bitcoin on the balance sheet. So Matt, Jeff, Ben, thanks for let Ben Jim and as a board member, thank you for listening in. And I hope to have more of these conversations in the future.

Matt Cole  59:41

This is fun, Ryan, let's, let's get together in person sometime.

RyQuant  59:46

right on that. I'm looking forward to it. All right, see y'all. Thanks so much, everyone.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.  Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Strive and Asset Entities Inc. (“ASST”), respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share, the tangible book value earn-back period and other operating and return metrics), the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses.  Such statements are often characterized by the use of qualified words (and their derivatives) such as “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project,” “predict,” “potential,” “assume,” “forecast,” “target,” “budget,” “outlook,” “trend,” “guidance,” “objective,” “goal,” “strategy,” “opportunity,” and “intend,” as well as words of similar meaning or other statements concerning opinions or judgment of Strive, ASST or their respective management about future events.  Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements.  Such risks, uncertainties and assumptions, include, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement;

•	the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not received or satisfied on a timely basis or at all;

•	the outcome of any legal proceedings that may be instituted against Strive or ASST or the combined company;

•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Strive or ASST operate;

•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

•	the diversion of management’s attention from ongoing business operations and opportunities;

•	potential adverse reactions of Strive’s or ASST’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

•	changes in ASST’s share price before closing; and

•	other factors that may affect future results of Strive, ASST or the combined company.

These factors are not necessarily all of the factors that could cause Strive’s, ASST’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements.  Other factors, including unknown or unpredictable factors, also could harm Strive’s, ASST’s or the combined company’s results.

Although each of Strive and ASST believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of Strive or ASST will not differ materially from any projected future results expressed or implied by such forward-looking statements.  Additional factors that could cause results to differ materially from those described above can be found in ASST’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024, quarterly reports on Form 10-Q, and other documents subsequently filed by ASST with the Securities Exchange Commission (the “SEC”).  The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Strive, ASST or their respective businesses or operations.  Investors are cautioned not to rely too heavily on any such forward-looking statements.  Forward-looking statements speak only as of the date they are made and Strive and ASST undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, ASST intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the common stock to be issued by ASST in connection with the proposed transaction and that will include a proxy statement of ASST and a prospectus of ASST (the “Proxy Statement/Prospectus”), and each of Strive and ASST may file with the SEC other relevant documents concerning the proposed transaction.  A definitive Proxy Statement/Prospectus will be sent to the stockholders of ASST to seek their approval of the proposed transaction.  BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF ASST ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STRIVE, ASST AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

A copy of the Registration Statement, Proxy Statement/Prospectus, as well as other filings containing information about Strive and ASST, may be obtained, free of charge, at the SEC’s website (http://www.sec.gov).  You will also be able to obtain these documents, when they are filed, free of charge, from ASST by accessing ASST’s website at https://assetentities.gcs-web.com/. Copies of the Registration Statement, the Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to ASST’s Investor Relations department at 100 Crescent Court, 7th floor, Dallas, TX 75201 or by calling (214) 459-3117 or emailing web@assetentities.com.  The information on Strive’s or ASST’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Strive, ASST and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of ASST in connection with the proposed transaction.  Information about the interests of the directors and executive officers of Strive and ASST and other persons who may be deemed to be participants in the solicitation of stockholders of ASST in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC.  Information about the directors and executive officers of ASST, their ownership of ASST common stock, and ASST’s transactions with related persons is set forth in the section entitled “Board of Directors and Corporate Governance,” “Executive Officers of the Company,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” “Executive Compensation,” and “Certain Relationships and Related Transactions” included in ASST’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on August 22, 2024.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.